October 10, 2010

Ms. Lisa Sellers
Securities and Exchange Commission
Washington, DC 20546

Dear Ms. Sellers:

Thank you for your letter of September 30, 2010.

Our responses to the comments on our Form 10-K for the year ended December 31, 2009, our Form 10-Q for the quarter ended March 31, 2010, and our Form 10-Q for the quarter ended June 30, 2010 are below.

Form 10-K for the year ended December 31, 2009

1. We confirm that we will use correct Item numbers in future filings.

Item 9A(T). Controls and Procedures. Page 11

We have removed all references to levels of assurance.

We have revised our disclosure to include:

Managements failure to provide its internal controls report in a timely manner rendered the filing as materially deficient. A materially deficient report precludes a company from using Registration Statements S-3, S-8 and causes the loss of availability of 144.

Exhibits 31. and 32.

We have provided updated certifications.

Sincerely,

SOLAR ACQUISITION CORP.

Peter Klamka
President